

geneType

Business Update

June 27, 2024

Authorised by the Board of Directors of Genetic Technologies Limited

ASX: GTG
NASDAQ: GENE

Genetic Technologies

Notice: Forward looking statements

The purpose of the presentation is to provide an update of the business of Genetic Technologies Limited (the Company) ACN: 009 212 328 (ASX:GTG; NASDAQ:GENE). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by the Company and should not be relied upon as an independent source of information. Please refer to the Company's website and/or the Company's filings to the ASX and SEC for further information.

The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside the Company's control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and the Company's current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution.

This presentation should not be relied on as a recommendation or forecast by the Company. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

VISION

World leader in personalized predictive genomics. Empowering individuals to take control of their health.

UNIQUE VALUE PROPOSITION

Turning cutting-edge science into personalized, predictive tests driven by AI & machine learning techniques.

Backed by over 20 years of experience, our scientific and clinical teams are translating genetics and clinical information into absolute risk tests that predict risk of chronic diseases before onset.

Empowering physicians to improve health outcomes for people around the world enabling a new era of personalised medicine.



World leading portfolio

Most comprehensive guideline driven portfolio for human and animal health.

- Comprehensive Breast and Ovarian Cancer
- Patented GeneType Multi Risk Test
- Non-Invasive Prenatal Testing (NIPT)
- Carrier screen testing
- Pharmacogenomics
- Oncogenetic & Monogenic diseases
- Animal care

Revenues anchored by our 3 brands to seize a multi Billion-dollar opportunity.

geneType EasyDNA AffinityDNA



Key Messages

- Executing our Vision and Strategy to be leader in personalized predictive genomics

- **DRIVING Sales** - Scaling GeneType
  - +500% increase in tests sold week over week via digital transformation and pilot influencer campaign
  - +204% YTD versus last year via B2B Sales
  - 79.5% of people who take our test have insights into their health they have never had before and can act.

- **Milestones:**
  - Launched – "Know Your Risk" women's health event in the U.S. Co-Hosted by Krystal Barter and Dr Kristi Funk
  - Launched - the most comprehensive Breast and Ovarian Cancer risk test
  - Signed - Distribution agreement with Stay Healthy
  - Signed - Partnership agreement with WellWorks for You
  - Expanded - US testing operations with laboratory partners Gene by Gene in Houston
  - Showcased - Genetype in Global conferences in New York, Las Vegas and Melbourne

- New Market opportunities in Canada, New Zealand, Europe, and S.E.A
- Engaged with leading global collaborations ssponsorship of Global PREDICT Cancer symposium

Highlights – Quarter ending March 2024


29% Growth on LY
Cash Receipts (A$'000)
$89
$6,789
$8,771
Full Year FY21
Full Year FY22
Full Year FY23

CASH RECEIPTS
YTD A$5.7m

CASH BALANCE
A$1.8m

GROSS MARGIN
A$3.0m

GROSS MARGIN
52% (+5ppt)

- Cash Receipts from customers A$1.86m for the quarter ending March 2024
- +204% versus last year - record number of geneType tests processed, via B2B Sales
- Launched Comprehensive Breast & Ovarian Cancer Risk Assessment Test at the "Know Your Risk" Event in Pasadena CA.
- Launched a digital transformation strategy early 2024
- +500% increase in tests sold week over week via digital transformation and pilot influencer campaign
- 79.5% of people who take our test have insights into their health they have never had before and can act.

Driving Sales and Insight

Sales

+500%

increase in tests sold via digital transformation strategy and pilot influencer campaign

Sales

+204%

YTD increase in tests sales versus last year via B2B Sales channel

Insight

79.5%

of people who take our test have insights into their health which can lead to early detection

Digital Transformation & Influencer Pilot Results

Driving 500% increase in geneType test SALES week over week



Impressions
4.1M
Reach
1.4M
Content interactions
13.5K
Followers
Lifetime
19.4K
Link clicks
150.5K
4,000,000
2,000,000
0
Jun 3
Jun 13
Jun 23
Impressions



Impressions
4.1M
Reach
1.4M
Content interactions
13.5K
Followers
Lifetime
19.4K
Link clicks
150.5K
2,000,000
1,500,000
1,000,000
500,000
0
Jun 3
Jun 13
Jun 23
Reach breakdown
Total
1,372,276
From organic
11,004
From ads
1,367,805
Reach
From organic
From ads



Impressions
4.1M
Reach
1.4M
Content interactions
13.5K
Followers
Lifetime
19.4K
Link clicks
150.5K
3,000
2,000
1,000
0
Jun 3
Jun 13
Jun 23
Follows

Leading indicators of success selling CIT

Impressions	Reach	Followers
4.1m +216%	1.4m +60%	19.4k

Prime target audience is women aged 35-65yo

The reach of our content and brand awareness is increasing more than ever before

GeneType can solve the Healthcare Industry problem

geneType

- Increased Chronic Disease Prevalence
- Administrative Costs and Inefficiencies
- Aging Population
- Increased Pharmaceutical Costs

79.5%

of people who take our test have insights into their health which can lead to early detection saving lives and money

Growing healthcare costs is multifaceted, impacting individuals, employers, healthcare providers, insurance companies, and governments.

Addressing this problem requires comprehensive strategies that focus on promoting:

<u>Personalized preventive care will improve the population health worldwide.</u>

Company Overview



60 Employees (FTE) globally	**40** Countries	**25** Patents Granted* (9 Pending Worldwide*)
14 Test Categories	**51** Tests	**12** Partner Laboratories

* Patents granted are specific to the GeneType portfolio of products

Genetic Technologies

Market size and trend genomics

Global Genomics Market (US$ Bn), 2018 to 2026


2026
62 Bn
2024
2022
2020
16 Bn
2018
Global Genomics Market

North America Genomics Market (US$ Bn), 2018


$ 6,959.3 Billion
North America
Europe
Asia Pacific
The Middle East and Adrica
Latin America

Global Genomics Market Share, By Type, 2018


Services
Products

The global genomics market size was valued at USD 33.90 billion in 2023 and is poised to grow from USD 39.53 billion in 2024 to USD 157.47 billion by 2033.

This demand is driven by advancements in technology enabling rapid screening, increased recognition by healthcare professionals that genetic data can guide more precise, effective treatments and preventative measures, and consumer interest in tracking general health and health risk assessments.

geneType

Competition



Clinical Actionable Regulatory approved
Lifestyle test
Medical test
Informative only
geneType
ROSETTAGX
Myriad genetics
AffinityDNA
Quest Diagnostics
eugene
INVITAE
Sonic Genetics
FUTURA GENETICS
EasyDNA
GENOPTIX
myDNA
ancestry
Helix
23andMe
Circle DNA Your Life
Counsyl

Current stage

geneType

Launched our Innovation	Launched our Innovation	Commercialisation and Revenue Generation	Pathway to Profitability	
2021	2022	2023	2024	2025
Launched Patented Genetype Multi Risk Test covering 9 diseases and up to 70 annual Mortalities and Morbidities Acquired EasyDNA Global Direct to consumer genomics	Acquired Affinity DNA Global Direct to consumer genomics Developed commercial Pathways for the whole portfolio Delivering group revenues of AUD $6.8m year ending 30 June 2022	Developing Building the US and Australian B2B markets for GeneType Delivering group revenues of AUD $8.7m year ending 30 June 2023	Executing on our 5 strategic Pillars People and Culture Whole of Life Portfolio Engaging our Stakeholders Sales and Marketing Excellence Systems and Processes	Executing on our 5 strategic Pillars Direct to consumer (DTC) Sales and Marketing Strategic B2B licenses Extending into new markets Partnerships with major health systems Amplifying existing sales channels

Revenue trends by channel – next 24 months



DTC - EasyDNA
DTC - AffinityDna
CIT/ DTC - GeneType
B2B - GeneType
H1 FY2025
H2 FY2025
Q1 FY25
Q2 FY25
Q3 FY25
Q4 FY25
Q1 FY26
Q2 FY26
Q3 FY26
Q4 FY26

This excludes ANY NEW Markets e.g. Canada, EU or SEA

*Cash Flow positive will rely on the execution of a long-term digital activation and large payer group in the US within the next 12 months

Pathways to Market

Executing a multi-brand strategy

Medical & Payer Business to Business (B2B)



geneType

- Oncology – GTG
- Cardiovascular
- Prenatal NIPT
- Carrier testing
- Clinical & Molecular
- Metabolic

Consumer initiated testing (CIT)

with medical supervision



geneType

- Expanded Carrier testing & NIPT
- Oncology – Multi-test
- Cardiovascular – Multi-test
- Metabolic – Multi-test
- Pharmacogenomics

Direct to Consumer Testing (DTC)

with no medical supervision



EasyDNA

- Ancestry
- Paternity
- Health & Wellbeing
- Pharmacogenetics

AffinityDNA

- Animal
- Drug testing
- Relationship
- DNA Storage

Portfolio & Business Unit Profitability

Brand	geneType	easyDNA	AffinityDNA
Top Performing Categories & Margin	• Multi –Risk Test • NEW - Comprehensive Breast & Ovarian Test 60% Gross Margin Multi test at Full Price *(*37% YTD due research projects)*	• Paternity • Animal • Wellness • Relationship 55.6% Gross Margin	• Paternity • Animal Allergy & Intolerance • Animal Breed 59.7% Gross Margin
Business Unit	**No** – On target for 12months Growth in B2B and CIT	**Yes** – Profitable Managing cost and New Markets	**Yes** – Profitable Managing cost and New Markets

LAUNCHED Comprehensive Breast and Ovarian Cancer

Evaluates a woman's risk of developing Breast and/or Ovarian Cancer in women 30 years+

5% - Hereditary Cancer with known pathogenic variant BRCA1/2

\+

10% - Familial cancer with no known pathogenic variant

\+

85% - geneType Patented integrated Breast and Ovarian Risk test


Meet the needs of all your patients with a single test.
Hereditary genetic risk
Testing of genes associated hereditary breast and ovarian cancer syndrome.
Additional clinical risk
Testing of polygenic variants integrated with clinical and familial risk factors.
GeneType Collection Kit
Comprehensive risk reports for each patient.
Enabling you to practice preventative medicine.


ANNOUNCEMENT
World's First Comprehensive
Risk Test for Breast & Ovarian Cancer
genetype.com
geneType

- The test evaluates a women's risk of developing Breast and/or Ovarian Cancer either from a hereditary gene mutation or from the far more common familial or sporadic cancer.
- GTG's unique approach "appends" the detection of the 13 major "actionable" Breast and Ovarian cancer susceptibility genes to the GeneType test platform.
- Advances the goal of providing population-based genetic screening where up to 85% of cancers diagnosed do not have hereditary or family history

[1] https://www.breastcancer.org/facts-statistics
Announcement - Globe Newswire

geneType

NEW - Developing the World's most comprehensive risk test


ANNOUNCEMENT
GTG to Develop World's Most Advanced Comprehensive Risk Assessment
genetype.com
GeneTypeglobal
@Gene_type
Genetic

- GeneType's latest innovation will be a world first
- Including over 200 high penetrant genes to unlock the hereditary disease risk to its current multi-test for 9 diseases in oncology, cardiovascular and Type-2 Diabetes
- This cutting-edge test is a significant leap forward in personalized preventative healthcare, providing physicians and their patients with an unprecedented tool to tailor interventions and treatment plans.
- This ground-breaking innovation will enable doctors to identify nearly 100% of people at risk of disease
    - going beyond family history, responsible for 5-15%.
    - the test includes sporadic non-hereditary disease which is linked to the remaining 85%

DTC - Growth strategy for EasyDNA

PHASE 1
Brand Re-Ignition

Brand Refresh

Multi-brand Portfolio

EasyDNA Brand Refresh

Test Rationalization

Website Refresh

Website Development

First-party Data Collection

Targeted Messaging

Improve User Experience & Engagement

PHASE 2
Revenue and Growth Focus

Improved Lead Gen

Google Ads
Facebook Ads

Content & Email Marketing

Influencer Marketing & Testimonials

New Sales Channels

Amazon Store Front

Target B2B Customer Segments

New Markets

Collaborations

Professor Bernard Rosner	Professor Graham Colditz	Professor John Hopper	Professor Jon Emery	Memorial Sloane Kettering Cancer	Ohio State University
BWH HARVARD MEDICAL SCHOOL	Washington University in St. Louis Institute for Public Health	THE UNIVERSITY OF MELBOURNE	THE UNIVERSITY OF MELBOURNE VCCC Alliance	Memorial Sloan Kettering Cancer Center	The Ohio State University
Brigham & Women's Hospital and Harvard Medical School, Boston, Massachusetts, USA – Principal Investigator of the Nurses' Health Study (International expert in Biostatistics and breast cancer epidemiology). Collaborating on a project to improve the GeneType Breast Cancer Test and to Cross-validate the Ovarian cancer test in the Nurses Health Study	Deputy Director, Institute for Public Health. Washington University School of Medicine, St. Louis, Missouri (International expert in Biostatistics and breast cancer epidemiology). Collaborating on a project to validate the GeneType for Breast Cancer Test in African American patients	Professorial Fellow at the Centre for Epidemiology and Biostatistics in the School of Population Global Health, Melbourne University Collaborating on a project to improve the Genetype for Breast Cancer Test and on a joint project with Prof Emery to develop clinical utility evidence for the GeneType tests	Professor of Primary Care Cancer Research at the University of Melbourne, and the Victorian Comprehensive Cancer Centre Collaborating on a joint project with Prof Hopper to develop clinical utility evidence for the GeneType tests	Collaborating on a project to investigate modification of risk in BRCA-positive patients by polygenic risk scores	Collaborating on a project to investigate modification of risk in BRCA-positive patients by polygenic risk scores

geneType

Environmental, Social & Governance

Highlights:

- Board and Executive teams clearly defined our vision and purpose
- Introduced updated Maternity Leave Policy exceeding mandatory level, addressing Pay Equity
- Conducted Cybersecurity Training, addressing Risks and Opportunities

Focus areas for FY24

- Board Composition
- Ethical Behaviour (policy review)
    - Code of conduct
    - Whistle Blower
    - Antibribery
- Diversity & Inclusion
    - Culture and Engagement Survey



Genetic Technologies
GOVERNANCE
PLANET
PEOPLE
PROSPERITY
1 CORPORATE PURPOSE
2 BOARD COMPOSITION
3 STAKEHOLDER CONSULTATION
4 ANTI-CORRUPTION
5 ETHICAL BEHAVIOUR
6 RISKS & OPPORTUNITIES
7 GHG EMISSIONS
8 TCFD IMPLEMENTATION
9 LAND USE
10 WATER CONSUMPTION
11 DIVERSITY & INCLUSION
12 PAY EQUITY
13 WAGE LEVEL
14 MODERN SLAVERY
15 HEALTH & SAFETY
16 TRAINING PROVIDED
17 RATE OF EMPLOYMENT
18 ECONOMIC CONTRIBUTION
19 FINANCIAL INVESTMENT
20 RESEARCH & DEVELOPMENT
21 GLOBAL TAXATION

Achievements

Snapshot and Achievements last 12 months

GeneType & Commercialization

- ✓ FY23 Group Receipts A$8.8 million, up 29%
- ✓ GeneType risk test: +250% in commercial samples received in June quarter
- ✓ 9 geneType Multi-Risk tests NOW commercially available in the US and Australian markets
- ✓ >100 medical practices on-boarded launching the foundation of geneType Hubs
- ✓ Launched U.S TV campaign

EasyDNA & Affinity DNA

- ✓ Integrated 2 Acquisitions
- ✓ NEW EasyDNA Website
- ✓ NEW eCommerce Platform
- ✓ Launch Carrier Testing and Non-Invasive Prenatal Tests (NIPT) into Europe
- ✓ Launch DNA storage solution in GTG NATA approved facility

Reimbursement activation

- ✓ Independently developed Budget Impact Model (BIM) identifies US$1.4 billion dollars in annual savings in the treatment of breast cancer
- ✓ Active payer and distribution conversations
- ✓ Progress on US Payer meetings to enable coverage across millions of lives

Partnerships and Conferences

- ✓ Partnerships with Australian Breast Care Centre and Dr Nicole Yap
- ✓ Screening for breast cancer risk with Prof Bruce Mann at Royal Women's Hospital in Melbourne
- ✓ The American Society of Clinic Oncologists (ASCO) in Chicago
- ✓ Biotechnology Innovation Organisation (BIO) conference in Boston
- ✓ International Congress of Genomics (ICG)

Clinical Validity and IP Strategy

- ✓ 9 Peer reviewed publication in 12 months
- ✓ Submitted geneType risk test to NCCN Guidelines
- ✓ Publications:
  - ✓ PLOS ONE
  - ✓ Journal or Precision Medicine
  - ✓ European Journal of Cancer prevention
  - ✓ Journal Breast Cancer Research and Treatment
- ✓ 25 Patents granted or pending

Laboratory Capability

- ✓ Gained NATA and CMS-CLIA accreditation and certification for 6 polygenic risk score tests
- ✓ Successful ARTG notification to TGA for company IVDs for all tests on the multi-risk test

Summary

- Developed a clear Vision and Strategy to be leader in personalized predictive genomics
- Identified the Drivers of Revenue and pathway to profitability
- Strong momentum in commercial operations
  - +500% increase in tests sold week over week via digital and pilot influencer campaign
  - +204% YTD versus last year via B2B Sales
- We have a global operation, a comprehensive human and animal health portfolio
  - Launched – "Know your Risk" women's health event Co-Hosted by Krystal Barter & Dr Kristi Funk
  - Launched - the most comprehensive Breast and Ovarian Cancer risk test
  - Signed - Distribution agreement with Stay Healthy
  - Signed - Partnership agreement with WellWorks for You
  - Expanded - US testing operations with laboratory partners Gene by Gene in Houston
- Engaged with leading global collaborations
- Have a well-defined strategic plan to execute on a multi brand strategy in key regions

Thank you & Questions

More information
Simon Morriss
Chief Executive Officer

www.linkedin.com/company/genetype-limited

www.genetype.com

Appendices

Board and Management:
Sales and Scientific expertise leading GTG



Mr. Peter Rubinstein
BEc, LLB
Chairman
Non – Executive Director



Dr. Lindsay Wakefield
MBBS
Non – Executive Director



Dr Anabela Correia
BBiomed Sc, Ph.D
Board Advisor



Simon Morriss
GAICD
Chief Executive Officer



Dr. Jerzy "George" Muchnicki
MBBS
Non-Executive Director



Erika Spaeth
PhD
Director of Clinical & Scientific Affairs



Dr Malcolm Bohm
BSc, MMedSci, MD
Board Advisor



Kathryn Andrews
B. Com, CPA, FGIA, MAICD
CFO & Company Secretary



Carl Stubbings
Chief Commercial Officer

Strong Scientific Leadership: Advisory Board



Professor Jon Emery

MBBCh MA DPhil FRACGP MRCGP
Research & Education Lead, Primary Care Integration, Victorian Comprehensive Cancer Centre Herman Chair of Primary Care Cancer Research, University of Melbourne



Professor Finlay Macrae AO

MBBS, MD, FRACP, FRCP, AGAF
MWGO is Principal Fellow and Professor, Department of Medicine, University of Melbourne, and Head of Colorectal Medicine and Genetics, The Royal Melbourne Hospital



Ora K. Gordon, M.D.

MD, MS, FACMG
Regional Medical Director, Center for Clinical Genetics & Genomics. Clinical Director, PSJH Population Health Genomics Program. Chair, Integrated Network Cancer Program, Professor of Genetics, St John Cancer Institute



A.Prof Ron Dick

MBBS, FRACP, FCSANZ,
Chairman of Cardiovascular Institute at Epworth Healthcare, an Honorary Cardiologist at the Alfred Hospital and Bendigo Healthcare Group.

Completed his MBBS in 1979 and became a Fellow of the Australian College of Physicians in 1986. His interventional cardiology fellowship was from the University of Michigan Medical Centre USA.

Financial Overview

- Net cash outflow of A$6.6 million for the 9 months to 31 March 2024. Receipts from customers relate to EasyDNA and Affinity DNA branded sales. We continue to develop and commercialize our geneType tests.

- Cash reserves will be directed:
  - to support the commercialization of the GeneType Multi Risk test through the B2B channels with payers, insurers and employers in the United States and expand into Europe;
  - to accelerate our Direct to Consumer ('DTC') plans for Genetype in the U.S., capitalising on the burgeoning consumer personalised health and wellness sector;
  - for funding product research and development;
  - to increase our sales and marketing presences and drive of its tests via the consumer-initiated testing platforms;
  - to execute the go to market, sales and marketing to launch the Comprehensive Hereditary Breast and Ovarian Cancer Risk Test as part of our germline genetic testing division; and
  - for other working capital and general corporate purposes.

A$'000	31-March-24	3-March-23	Change
Net operating cashflow[1]	(6,632)	(7,249)	8.5%
Receipts from customers[1]	5,706	6,687	15%
Cash	1,782	10,481	83%

[1] Based on figures reported in the company's quarterly Appendix 4C

Corporate Overview

Top 50 share registry breakdown


BNY Mellon
Board & Management
Other
Other, 24%
Board & Management, 5%,
BNY Mellon, 71%

Dual Listed on the ASX and Nasdaq

Financial Information	
Share price (AUD) as at 26 June 2024	8c
ADR price (USD) as at 26 June 2024	$1.41
Ord Shares on Issue (M)	132
ASX 52-week trading (AUD low/high)	8c/18c
Nasdaq 52-week trading (USD low/high)	$1.41/$4.65
Market Cap (AM/USM)	**10.2/6.7**
Cash at 31 March 2024	A$1.8m
Cash at 31 December 2023	A$3.7m
Debt (31 March 2024)	A$0.6M

Note - BNY is the nominee holder for ADS Shareholders in the US

Our Intellectual Property

4 Patents granted in the US

- Patent No: US 11,257,569, Methods of assessing risk of developing a severe response to Coronavirus infection
- Patent No: US 11,072,830, Methods for breast cancer risk assessment
- Patent No: US 10,683,549, Methods for assessing risk of developing breast cancer
- Patent No: US 10,920,279, Methods for assessing risk of developing breast cancer

2 Patents granted in PRC (China & HK)

- Patent No. 201080033130.5 Methods for Breast Cancer Risk Assessment
- Patent No. 201580063966.2 Methods for assessing risk of developing breast cancer

9 Patent families pending

- Breast cancer risk assessment
- Methods for assessing risk of developing prostate cancer
- Methods for assessing risk of developing ovarian cancer
- Methods of assessing risk of developing a severe response to Coronavirus infection
- Methods of assessing risk of developing a disease
- Methods for assessing risk of developing breast cancer
- Improved methods for assessing risk of developing breast cancer
- Methods of assessing risk of developing breast cancer
- Methods for assessing risk of developing colorectal cancer

* Patents granted are specific to the GeneType portfolio of products

Defined Terms

Common Complex Diseases (CCP) – A complex disease is caused by the interaction of multiple genes and environmental factors. Complex diseases are also called multifactorial. Examples of common complex diseases include cancer and heart disease.

Polygenic risk score - a number associated with one's disease risk based on the aggregated effects of individual risk variants through a multiplicative algorithm.

Variant - Single Nucleotide Polymorphism (SNP), an alteration in DNA that may be a common or rare event.

Genomic - pertaining to function of genetics from structure to relationship between genetic events.

Genetic - pertaining to a gene.

GWAS - genome-wide association studies are large population level studies which enable scientists to identify genes and genetic markers involved in human disease. This method searches the genome for SNPs that occur more frequently in people with a particular disease than in people without the disease. Each study can look at hundreds or many thousands of SNPs at the same time. Researchers use data from this type of study to pinpoint genetic variations that may contribute to a person's risk of developing a certain disease.

SNP - Single Nucleotide Polymorphisms, frequently called SNPs (pronounced "snips"), are the most common type of genetic variation among people. Each SNP represents a difference in a single DNA building block, called a nucleotide. For example, a SNP may replace the nucleotide cytosine (C) with the nucleotide thymine (T) in a certain stretch of DNA.

Serious Disease Risk (SDR) - Risk associated with acquiring COVID-19 and requiring hospitalization withs its associated morbidities and mortalities.

Germline Testing – Germline testing is done on cells that do not have cancer. It is done to see if a person has a gene mutation that is known to increase the risk of developing cancers and other health problems. This test uses cells (such as blood or skin cells) that do not have any cancer cells. Germline mutations can sometimes be passed down from parents.

Clinical Laboratory Improvement Amendments (CLIA) - Regulates laboratory testing and require clinical laboratories to be certified by the Center for Medicare and Medicaid Services (CMS) before they can accept human samples for diagnostic testing.

National Association of Testing Authorities (NATA) - the authority responsible for the accreditation of laboratories, inspection bodies, calibration services, producers of certified reference materials and proficiency testing scheme providers throughout Australia. It is also Australia's compliance monitoring authority for the OECD Principles of GLP. NATA provides independent assurance of technical competence through a proven network of best practice industry experts for customers who require confidence in the delivery of their products and services.

Next Generation Sequencing (NGS) – Next-generation sequencing (NGS), also known as high-throughput sequencing, is the catch-all term used to describe a number of different modern sequencing technologies. These technologies allow for sequencing of DNA and RNA much more quickly and cheaply than the previously used Sanger sequencing, and as such revolutionised the study of genomics and molecular biology.

Laboratory Developed Tests (LDT) – A type of in-vitro diagnostic test that is designed, manufactured and used within a single laboratory.

Consumer Initiated Tests (CIT) - laboratory testing that is initiated by the consumer without a physician order but reviewed and communicated back to the consumer via a physician.

Direct to Consumer (DTC) – laboratory testing that is initiated by the consumer without a physician order. The results are reported back directly to the consumer.

Health Care Professionals (HCP) – physician, GP, or specialist authorized to receive the patient results.